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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or
Section 13(e)(1) of the Securities Exchange Act of 1934

LIBERTY MEDIA CORPORATION
(Name of Subject Company (issuer))

LIBERTY MEDIA CORPORATION
(Offeror/Issuer)
Names of Filing Persons (identifying status as offeror, issuer or other person)

SERIES A COMMON STOCK
SERIES B COMMON STOCK
(Title of Classes of Securities)

530718105
(CUSIP Number of Series A common stock)

530718204
(CUSIP Number of Series B common stock)

CHARLES Y. TANABE, ESQ.
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY
12300 LIBERTY BOULEVARD
ENGLEWOOD, COLORADO 80112
(720) 875-5400
(Name, address, and telephone numbers of person
authorized to receive notices and communications on
behalf of filing persons)

Copy to:

STEVEN D. MILLER, ESQ.
SHERMAN & HOWARD L.L.C.
633 SEVENTEENTH STREET, SUITE 3000
DENVER, COLORADO 80202
(303) 297-2900

CALCULATION OF FILING FEE*

Transaction valuation	Amount of filing fee
$338,000,000	$31,096

*
Filing fee is $92 per $1,000,000 of the aggregate dollar amount of cash being offered by the company to purchase 25,000,000 shares of its Series A and 1,000,000 shares of its Series B common stock, based on a price of $13.00 per share.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Tender Offer Statement on Schedule TO relates to the tender offer by Liberty Media Corporation, a Delaware corporation, to purchase up to a total of 25,000,000 shares of its Series A common stock and 1,000,000 shares of its Series B common stock, at a price of $13.00 per share, net to the seller in cash, on the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2002 and the related Letters of Transmittal. Copies of the Offer to Purchase, the related Letters of Transmittal and certain other relevant documents are filed as exhibits hereto.

        This Tender Offer Statement on Schedule TO is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

ITEM 1. SUMMARY TERM SHEET.

        The information set forth in "Summary of Our Offer" of the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

        (a)    Name and Address.    The issuer of the securities is Liberty Media Corporation, a Delaware corporation, the address of its principal executive office, and its mailing address, is 12300 Liberty Boulevard, Englewood, Colorado 80112, and the telephone number of its principal executive office is (720) 875-5400.

        (b)    Securities.    Liberty Media Corporation is offering to purchase up to 25,000,000 shares of its Series A common stock, $0.01 par value per share and up to 1,000,000 shares of its Series B common stock, $.01 par value per share. As of February 28, 2002, there were 2,377,258,560 shares of Liberty Media Corporation Series A common stock and 212,045,288 shares of Liberty Media Corporation Series B common stock issued and outstanding.

        (c)    Trading Market and Price.    The information set forth in "Summary of Our Offer" and "Section 8. Price Range of Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

        (a)    Name and Address.    The filing person is the subject company. For information regarding the subject company, see Item 2(a) above. The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

        (a)    Material Terms.    The information set forth in the Offer to Purchase is incorporated herein by reference.

        (b)    Purchases.    Directors, officers and affiliates of the subject company who own shares may participate in the offer on the same basis as other stockholders. The subject company has not been advised whether any of its directors, officers or affiliates intend to tender shares pursuant to the offer. The subject company does not anticipate that any of its directors, officers or affiliates will inform it if and when any decision to tender shares pursuant to the offer is made. The subject company will not supplement or amend the offer to purchase if any of the directors, officers or affiliates actually tender shares in the offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (e)    Agreements Involving Subject Company's Securities.    The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.

        (a)    Purposes.    The Information set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (b)    Use of Securities Acquired.    The Information set forth in "Section 2. Purpose of the Offer; Certain Effects of the Offer" of the Offer to Purchase is incorporated herein by reference.

        (c)    Plans.    The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        (a)    Source of Funds.    The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

        (b)    Conditions.    The information set forth in "Section 9. Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

        (d)    Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        (a)    Securities Ownership.    The information set forth in "Section 11. Interest of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

        (b)    Securities Transactions.    On March 26, 2002, Chris Sophinos, President and Chief Executive Officer of On Command Corporation, a subsidiary of the subject company, sold 1,200 shares of Liberty Media Corporation Series A common stock at a price of $12.26 per share. The transaction was effected on the New York Stock Exchange through a brokers' transaction.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.

        (a)    Solicitations or Recommendations.    The information set forth in "Section 15. Solicitation Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

        (a)—(b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

        (a)(2)    Regulatory Requirements and Legal Proceedings.    The information set forth in "Section 12. Legal Matters; Regulatory Approvals" of the Offer to Purchase is incorporated herein by reference.

        (b)    Other Material Information.    The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 12. EXHIBITS.

99(a) (1)(A)	Form of Offer to Purchase, dated April 10, 2002.
99(a)(1)(B)-1	Form of Letter of Transmittal for Series A Common Stock, including the Certification of Taxpayer Identification Number on Form W-9.
99(a)(1)(B)-2	Form of Letter of Transmittal for Series B Common Stock, including the Certification of Taxpayer Identification Number on Form W-9.
99(a)(1)(C)	Form of Letter to Stockholders of Liberty Media Corporation dated April 10, 2002, from Robert R. Bennett, President and Chief Executive Officer of Liberty Media Corporation.
99(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.
99(a)(1)(F)	Form of Notice of Guaranteed Delivery.
99(a)(2)-(a)(5)	Not applicable.
99(b)	Not applicable.
99(d)	Not applicable.
99(g)	Not applicable.
99(h)	Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

April 10, 2002	LIBERTY MEDIA CORPORATION
	By:	/s/ CHARLES Y. TANABE
Senior Vice President, General Counsel and Secretary

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INDEX TO EXHIBITS

EXHIBIT NUMBER	DESCRIPTION
99(a) (1)(A)	Form of Offer to Purchase, dated April 10, 2002.
99(a)(1)(B)-1	Form of Letter of Transmittal for Series A Common Stock, including the Certification of Taxpayer Identification Number on Form W-9.
99(a)(1)(B)-2	Form of Letter of Transmittal for Series B Common Stock, including the Certification of Taxpayer Identification Number on Form W-9.
99(a)(1)(C)	Form of Letter to Stockholders of Liberty Media Corporation, dated April 10, 2002, from Robert R. Bennett, President and Chief Executive Officer of Liberty Media Corporation.
99(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
99(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, including the Instruction Form.
99(a)(1)(F)	Form of Notice of Guaranteed Delivery.
99(a)(2)-(a)(5)	Not applicable.
99(b)	Not applicable.
99(d)	Not applicable.
99(g)	Not applicable.
99(h)	Not applicable.

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INTRODUCTORY STATEMENT
  ITEM 1. SUMMARY TERM SHEET.
  ITEM 2. SUBJECT COMPANY INFORMATION.
  ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
  ITEM 4. TERMS OF THE TRANSACTION.
  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.
  ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS AND PROPOSALS.
  ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
  ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
  ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED, OR USED.
  ITEM 10. FINANCIAL STATEMENTS.
  ITEM 11. ADDITIONAL INFORMATION.
  ITEM 12. EXHIBITS.
SIGNATURE
INDEX TO EXHIBITS